

February 3, 2010

<u>Via Facsimile and U.S. Mail</u>
Jeffrey B. Grill, Esq.
Pillsbury Shaw Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, D.C. 20037

> **Re: Sinclair Television Group, Inc.**
> **Schedule TO-I**
> **Filed January 26, 2010**
> **File No. 5-44309**

Dear Mr. Grill:

We have limited our review of the above referenced filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule TO-I</u>

<u>Exhibit (A)(1)(A)-Offer to Purchase</u>

<u>Source of Funds, page 11</u>

1.   Disclosure on page 2 of the Summary states without qualification that the offer will be funded from funds in a collateral account and is not subject to a financing condition. In contrast, on page 11, the disclosure states that the offer will be funded "primarily with cash" from the collateral account. Please revise to clarify this inconsistency. Additionally, please revise to clarify any other source of funds (i.e., other than the

collateral account), that would be used to pay for the securities tendered assuming the offers were fully subscribed. Refer to Item 1007(b) of Regulation M-A. We may have further comment.

2.   Please supplementally advise us of whether there are any agreements governing the distribution of funds from the Second Lien Note collateral account. Specifically, advise us of whether there are any limitations or restrictions on distributions made from the account. Additionally, please provide us with a copy of any agreement(s) governing the collateral account. We may have further comment.

Conditions of the Offer; Extension; Amendment; Termination, page 11

3.   Please refer to the first full paragraph on page 13 relating to your ability to waive conditions and failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

4.   Please refer to the comment above. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm the company's understanding in your response letter.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

> Sincerely,
>
>
> Mellissa Campbell Duru
> Special Counsel
> Office of Mergers & Acquisitions